UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      April 21,
2021

  Eric Singer
  Investment Manager
  VIEX Opportunities Fund, LP     Series One
  323 Sunny Isles Blvd, Suite 700
  Sunny Isles Beach, Florida 33160

          Re:     KVH Industries, Inc.
                  PRRN14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 20, 2021 by VIEX Opportunities Fund, LP Series One et al.
                  File No. 000-28082

  Dear Mr. Singer,

       We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
  Reasons for the Solicitation, page 6
  1. Please refer to the following statement:    The even longer term
performance over the past
     ten- and fifteen-year periods puts in bold the underperformance of KVHI under the
     leadership of this Board.    This contention implies that the KVHI   s
performance over the
     past    ten- and fifteen-year periods    is attributable to the current
members of the board.
     Unless all of the registrant   s board members have served the duration of
the cited periods,
     please revise to qualify or correct the contention that the current board has been in place and provided uninterrupted leadership over the entire period.

  The Investor Group   s Nominees Possess [ ] Fresh Perspectives   , page 8

  2. Please refer to the following assertion:    [o]ur Nominees will bring a
much needed
     stockholder   s perspective into the boardroom       Given that Mr. Mutch,
one of the director
     nominees, does not beneficially own any securities of KVHI and has not entered into any
     transactions in the registrant   s securities during the past two years,
the quoted assertion
     appears insupportable. Please revise or advise.
 Eric Singer
c/o VIEX Opportunities Fund, LP     Series One
April 21, 2021
Page 2

3. The assertion that a shareholder perspective in the boardroom is    much
needed    implies that,
   at present, a shareholder perspective is absent. On April 9, 2020, however, KVHI disclosed that in a Form 8-K that it had appointed a Mr. Tavares to the board pursuant to an agreement with a sizable shareholder named Vintage Capital Management LLC. Accordingly, please revise to remove the implication that the boardroom is devoid of shareholder perspective.

Stockholder Proposals, page 19

4. Please refer to the following excerpt:    [i]f the 2022 annual meeting of
stockholders is held
   before the Specified Date, and if the Company were to give less than 105 days' notice or prior public disclosure of the date of that meeting, then the stockholder's notice must be delivered to or mailed and received at our principal executive offices Notwithstanding the earlier, opening reference in the paragraph in which this quote appears that places the
   quoted excerpt in the context of the KVHI   s proxy statement, the text
cited, in the absence of
   quotations, could convey the erroneous impression that the notice should be delivered to
   VIEX   s offices. To limit the potential for any shareholder confusion, please revise.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Elizabeth Gonzalez-Sussman, Esq.